EXHIBIT 2.1

O & G ENERGY PARTNERS, LLC
3660 Stoneridge Road, Suite A–101
Austin, Texas  78746
Telephone:  (512) 327-6122
Facsimile:  (512) 327-9626

June 11, 2009

Daybreak Oil and Gas, Inc.
601 West Main Avenue, Suite 1012
Spokane, Washington  99201
Attn.:  Mr. James Westmoreland, President

Re:	Exchange Option Agreement, East Slopes Project, San Joaquin Basin, California

Dear Jim:

When executed by you on behalf of Daybreak Oil and Gas, Inc. (“Daybreak”), in the space provided below, this letter shall constitute the agreement between Daybreak, O & G Energy Partners, LLC (“O & G”) and San Joaquin Investments, Inc. (“San Joaquin”), by which O & G and San Joaquin may acquire a 25% working interest in Daybreak’s leasehold position in the East Slopes Project in exchange for certain cash payments, the delivery of a production payment interest, and the assignment to Daybreak of a 25% interest in certain oil and gas leases and option agreements held by O & G and San Joaquin in the vicinity of the East Slopes Project.  Daybreak, O & G and San Joaquin are sometimes collectively referred to herein as the “Parties”, and individually as a “Party”.

1.    Daybreak Leases.  Daybreak represents that it owns and/or has a contractual right to acquire a fifty percent (50%) interest in oil and gas leases and options to acquire oil and gas leases covering approximately 21,000 gross and net acres in the East Slopes area of Kern County, California.  The remaining 50% interest in the Daybreak Leases is held by Chevron U.S.A., Inc. (“Chevron”), and Daybreak’s interest is subject to an agreement with Chevron wherein Daybreak earned the assignment of its interest in certain oil and gas leases originally acquired by Chevron by completion of a four well drilling program on the project (the “Chevron Agreement”).  Two of the four wells, known as the Sunday #1 and the Bear #1 have been completed or are in the process of being completed as producers on the Daybreak Leases.  Daybreak represents that the Daybreak Leases are free and clear of liens, claims and burdens, with the exception of the lessor’s royalty and overriding royalties aggregating 3% of 8/8, which are owned by, or which Daybreak has agreed to assign to Chet Pohle, Brian Hirst and Randy Metz (“Pohle, et al.”).  The Daybreak Leases also include a 320-acre parcel identified as the “Dyer Creek Prospect”, where the working interest is owned in the proportions of 25% by Daybreak, 25% by Consolidated Beacon, LLC (“Beacon”), and 50% by Chevron.  Should Beacon forfeit its interest in the Dyer Creek Prospect by non-consenting the drilling of a well thereon, the Beacon 25% working interest will be included in the interests which may be acquired by O & G and San Joaquin hereunder.  A schedule of the Daybreak Leases is attached hereto as Exhibit “A”.

2.    O & G/San Joaquin Leases.  O & G and San Joaquin represent, severally but not jointly, that each holds the contractual right to acquire a 50% interest in oil and gas leases and options to acquire oil and gas leases presently titled in Maverick Petroleum, Inc., covering approximately 14,100 gross and net acres in Kern County, California (the “O & G/San Joaquin Leases”).  The O & G/San Joaquin Leases are subject to the terms of a Letter Agreement dated October 27, 2008, between Bill Orr and San Joaquin JV (predecessors to O & G and San Joaquin), and, as provided therein, are subject to royalties and overriding royalties aggregating 21% of 8/8, including an overriding royalty interest to be assigned to Keystone Diversified Energy, Inc., pursuant to a Geological/Geophysical Consulting Services Agreement with San Joaquin JV dated October 8, 2008.  Otherwise, the O & G/San Joaquin Leases are free and clear of liens, claims and burdens.  A schedule of the O & G/San Joaquin Leases is attached hereto as Exhibit “B”.

3.    Option Period.  In consideration of the cash payment of $100.00 by O & G and San Joaquin to Daybreak, delivered contemporaneously with the execution of this agreement, O & G and San Joaquin are granted the exclusive right and option, for a period of 30 days from the date of acceptance hereof by Daybreak (the “Option Period”) in which to elect to acquire a 25% working interest in the Daybreak Leases in exchange for the payment of the cash sums and delivery of the assignments which are described below in Paragraph 4.  During the Option Period, O & G and San Joaquin shall have the right to conduct such due diligence examination of the Daybreak Leases and the interest of Daybreak therein as they shall elect, and in this connection, Daybreak shall deliver to the office of O & G, within five business days after the execution of this letter, copies of the due diligence items identified in Part 1 of Exhibit “C”, attached hereto.  During the Option Period, Daybreak shall also have the right to conduct such due diligence as it may desire with respect to the O & G/San Joaquin Leases, and the interest of O & G and San Joaquin therein, and in that regard, O & G and San Joaquin shall deliver to the office of Daybreak, within five business days from the execution of this letter agreement, copies of the due diligence items shown in Part 2 of Exhibit “C”.  The option afforded to O & G and San Joaquin herein may be exercised at any time during the Option Period by either O & G or San Joaquin delivering written notice (the “Option Notice”) to Daybreak, which may be delivered by mail, overnight courier, facsimile, email or hand delivery, on or before 5:00 p.m. on the 30th day after the day of acceptance hereof by Daybreak.  The failure to deliver the Option Notice within the time herein provided shall be deemed election by O & G and San Joaquin not to acquire an interest in the Daybreak Leases, and this agreement shall thereupon terminate without further liability by any Party to the other.

4.    Closing.  Within 15 days after the delivery of the Option Notice, the Parties shall conduct a closing at the offices of O & G, or such other location as may be mutually agreed upon by the Parties, at which the following shall occur:

a.
O & G and San Joaquin shall deliver to Daybreak a cash payment, by check or wire transfer in the amount of $512,500.00 (to be contributed equally by O & G and San Joaquin), to be subject to normal and customary adjustments for expenses incurred and revenues paid with respect to time periods before and after the effective date of the assignment referenced below in subpart (b), to be accomplished by a post-closing accounting within sixty (60) days following the closing date.

b.
Daybreak shall execute and deliver to O & G and San Joaquin a good and sufficient assignment transferring to O & G and San Joaquin a 25% working interest (12.5% to each assignee) in the Daybreak Leases, including a like interest in the Sunday #1 and Bear #1 Wells, the production therefrom and the equipment and personal property therein and thereon, with warranty of title by, through and under Daybreak, subject only to the Chevron Agreement, the overriding royalty agreement with Pohle, et al., and the terms of the Daybreak Leases, with an effective date of May 1, 2009.

c.
O & G and San Joaquin shall execute and deliver to Daybreak a good and sufficient Assignment of Production Payment, transferring to Daybreak a dollar denominated production payment interest in the amount equal to $700,000.00, to be payable out of 25% of the net revenue (after production and similar taxes, and after all operating costs and charges) attributable to the respective working interests of O &G and San Joaquin from the Sunday #1 and Bear #1 Wells, effective with production beginning as of May 1, 2009, and payable out of 50% of the net revenue (after production and similar taxes, and after all operating costs and charges) attributable to the respective working interests of O & G and San Joaquin from other wells which may hereafter be drilled on the Daybreak Leases up to a monthly total of $70,000, and  25% of the monthly net revenue amounts above $70,000; until the total sum of $700,000 in the aggregate has been paid, at which time the production payment interest will terminate;

d.
O & G and San Joaquin shall execute and deliver to Daybreak a good and sufficient assignment transferring to Daybreak a 25% working interest in the O & G/San Joaquin Leases, with warranty of title by, through and under O & G and San Joaquin, severally and not jointly, subject only to the Letter Agreement between Bill Orr and San Joaquin JV, the Geological/Geophysical Consulting Services Agreement with Keystone Diversified Energy, Inc., and the terms of the O & G/San Joaquin Leases;

e.
Daybreak shall also use its best efforts to deliver to O & G and San Joaquin a license to the current seismic survey covering the Daybreak Leases, but shall not be required to expend more than $5,000.00 to do so; and

f.
Each of the Parties shall execute and deliver such division orders, transfer orders and other and further documents which may be necessary to accomplish the transactions contemplated in this letter agreement.

5.    Post-Closing.  From and after the closing, O & G and San Joaquin shall assume and perform their proportionate shares of the obligations arising under the Daybreak Leases, the Chevron Agreement and the overriding royalty agreement with Pohle, et al.  Daybreak shall assume and perform its proportionate share of the obligations arising under the O & G/San Joaquin Leases, the Letter Agreement between Bill Orr and San Joaquin JV and the Geological/Geophysical Consulting Services Agreement with Keystone Diversified Energy, Inc.  As among the Parties, operations shall be conducted by Daybreak under the existing Operating Agreement governing the Daybreak Leases, and a mutually-acceptable operating agreement covering the O & G/San Joaquin Leases.  Should Chevron elect non-consent status to the drilling of a well, then Daybreak and O & G/San Joaquin shall develop a mutually-agreeable operating agreement for all wells to be drilled without Chevron participation.  The Operating Agreement shall be of an AAPL 610 Model Form with “in or out” drilling non-consent penalties, no fault removal of operator by a majority in interest, fixed rate overhead election and deletion of the preferential right to purchase.  In the event Chevron shall elect non-consent status to the drilling of a well on a prospect within the Daybreak Leases, and thereby forfeit its interest in such prospect, O & G and San Joaquin shall have the right to assume the Chevron interest as part of their respective ownerships, subject to an option on behalf of Daybreak to assume 25% of the Chevron interest.  Further, should any Party within three (3) years from the date of this Agreement, contract to acquire all or a portion of Chevron's interest in the East Slopes Project, it shall promptly notify the other Parties and offer them the option to participate for a share of the acquisition, based upon ownership in the proportions of 25% by Daybreak, 37.5% by O & G, and 37.5% by San Joaquin.

6.    Indemnification.  A portion of the interest of Daybreak in the Daybreak Leases was formerly owned by Calstar Oil & Gas, Ltd., Nomad Hydrocarbons, Ltd., Nomad Hydrocarbons, LLC, California Oil & Gas Corporation and Consolidated Beacon Resources, Ltd.  Daybreak agrees to indemnify, defend and hold harmless O & G and San Joaquin from and against any and all claims, demands, suits, damages, losses and causes of action which might arise directly, or indirectly, by virtue of the prior ownership of these parties of an interest in the Daybreak Leases.

7.    Miscellaneous.

a.
Relationship of the Parties.  This Agreement is not intended to create, and nothing contained herein shall be construed as creating a partnership, joint venture, mining partnership or other association by which one Party is liable for the acts or omissions of any other Party hereto.  All obligations of the Parties hereto shall be several and not joint or collective.  In the conduct of operations hereunder, Daybreak is acting as an independent contractor, and not as the agent or employee of the other Parties.

b.
Entire Agreement; Amendments.  This Agreement, including attached Exhibits, represents the entire understanding and agreement among the Parties regarding the matters set forth herein and supersedes any and all prior discussions, proposals, understandings, agreements, negotiations or representations, if any, by any Party to the other.  This Agreement may be amended only by written instrument signed by each of the Parties hereto.

c.
Assignments.  This Agreement shall be freely assignable by any Party, in whole or part.  The covenants and agreements herein contained shall be covenants running with the land, and shall be binding upon and inure to the benefit of the Parties, their successors and assigns.

d.
Invalid Provisions.  Should any provision of this Agreement be declared unenforceable by operation of law or by reason of ambiguity, the remaining provisions of this Agreement shall nonetheless remain in full force and effect and the unenforceable provision shall be modified so as to conform to the intent of the Parties with respect to such provision.

e.	Third Party Beneficiaries. There are no third parties who are intended to be beneficiaries of this Agreement.

f.
Governing Law.  Except for matters of title, which shall be governed by the laws of the State of California, this Agreement and the transactions contemplated hereby shall be governed by the laws of the State of Texas, without regard to its rules concerning conflicts of laws.

g.	Counterparts. This Agreement may be executed in any number of multiple counterparts.

h.
Due Authorization.  Each Party represents to the others that its entry into the terms of this agreement and the performance thereof has been authorized by all necessary corporate and company action by the board of directors or governing body of such Party.

8.    Notices.  The addresses of the parties for notice purposes under this agreement are as follows:

If to Daybreak:
Daybreak Oil and Gas, Inc.
601 West Main Avenue, Suite 1012
Spokane, Washington  99201
Attn.:  Mr. James Westmoreland, President
Telephone:  (281) 996-4176
Facsimile:  (281) 996-4176
Email:  jimw@daybreakoilandgas.com

If to O & G:	O & G Energy Partners, LLC 3660 Stoneridge Road, Suite A–101 Austin, Texas 78746 Attn.: Mr. Bill R. Orr, President Telephone: (512) 327-6122 Facsimile: (512) 327-9626 Email: billorr@orrholdings.com

If to San Joaquin:	San Joaquin Investments, Inc. P.O. Box 688 Georgetown, Texas 78627 Attn.: Mr. Thomas C. Baird, President Telephone: (512) 818-0728 Facsimile: (512) 863-6641 Email:

Notices shall be deemed given when actually received by a Party hereto as reflected by the postal return receipt, courier’s record, facsimile confirmation or email acknowledgment.  Any party may change its address for notice hereunder by giving notice to the other Parties of such change.

If this letter accurately sets forth your understanding of our agreement concerning the terms under which O & G and San Joaquin may acquire an interest in the Daybreak Leases, please evidence your acceptance by signing in the space provided below, and returning one fully-executed counterpart of this agreement to the undersigned.

Yours very truly,

O & G ENERGY PARTNERS, LLC

By:	/s/ Bill R. Orr
Bill R. Orr, President

SAN JOAQUIN INVESTMENTS, INC.

By:	/s/ Thomas C. Baird
Thomas C. Baird, President

AGREED and ACCEPTED this 11th day of June, 2009.
DAYBREAK OIL AND GAS, INC.

By: /s/James Westmoreland
       James Westmoreland, President